DEXIA

RECEIVED

2007 OCT -2 A 9:24

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07027004

SUPPL

September 17th, 2007

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA
Information Pursuant to Rule 12g3-2(b)
File No. 82-4606

Dear Sir or Madam

We send you enclosed the English version of the press releases of September 13 rd, 2007.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

Olivier Van Herstraeten
Secretary General
Dexia S.A.

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

dlw 10/2

Dexia SA
Place Rogier 11
B - 1210 Brussels

Tel. +32 2 213 57 00
Fax +32 2 213 57 01
www.dexia.com

Account No. 068-2113620-17
RPM Brussels VAT BE 0458.548.296

1, Passerelle des Reflets
Tour Dexia La Défense 2
TSA 12203 - F - 92919 La Défense Cedex

Tel. +33 1 58 58 77 77
Fax +33 1 58 58 86 00

PRESS RELEASE

Dexia S.A. – 11, Place Rogier B-1210 Brussels / 1, Passerelle des Reflets, Paris-La Défense 2, F-92919 La Défense Cedex
Account nb. : 068-2113620-17 - RPM Brussels TVA BE 0458.548.296

1 PAGE

Brussels, Paris, 13 September 2007

Appointment in the Board of Directors of Dexia S.A/N.V.

The Board of Directors of Dexia has co-opted, with effect from 1 November 2007, Mrs. Francine Swiggers as director of Dexia, in replacement of Mr. Rik Branson. As from 1 November next, she will succeed Rik Branson as Chairman of the Management Board of ARCO Group, which holds 17.6 % of Dexia's capital.

The definitive appointment of Francine Swiggers as director of Dexia will be submitted for approval at the next ordinary general shareholders' meeting of 14 May 2008.

Dexia wishes to sincerely thank Rik Branson for the contribution he has made in his Board of Directors since 2001.

Biography of Mrs. Francine Swiggers

Francine Swiggers (55) is licentiate Applied Economic Sciences and Master in Business Administration (K.U. Leuven). Since 1997, she has been a member of the Management Board of ARCO Group. Formerly she had a 20 years' career with Bacob Bank, where she was in charge of the strategic planning as from 1995. Today, she is also a director with several ARCO companies, with Dexia Crédit Local, VDK Spaarbank and water treatment company Aquafin.

Press department Brussels +32 2 213 50 81
Press department Paris +33 1 58 58 86 75
Investor Relations Brussels +32 2 213 57 46
Investor Relations Paris +33 1 58 58 85 56

END